Columbia Acorn Trust

Columbia Credit Income Opportunities Fund

Columbia ETF Trust I

Columbia ETF Trust II

Columbia Funds Series Trust

Columbia Funds Series Trust I

Columbia Funds Series Trust II

Columbia Funds Variable Insurance Trust

Columbia Funds Variable Series Trust (formerly Wanger Advisors Trust)

Columbia Funds Variable Series Trust II

Columbia Seligman Premium Technology Growth Fund, Inc.

Tri-Continental Corporation

290 Congress Street

Boston, MA 02210

July 18, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Columbia Acorn Trust (File No. 811-01829)

Columbia Credit Income Opportunities Fund (File No. 811-24028)

Columbia ETF Trust I (File No. 811-22736)

Columbia ETF Trust II (File No. 811-22255)

Columbia Funds Series Trust (File No. 811-09645)

Columbia Funds Series Trust I (File No. 811-04367)

Columbia Funds Series Trust II (File No. 811-21852)

Columbia Funds Variable Insurance Trust (File No. 811-05199)

Columbia Funds Variable Series Trust (File No. 811-08748)

Columbia Funds Variable Series Trust II (File No. 811-22127)

Columbia Seligman Premium Technology Growth Fund, Inc. (File No. 811-22328)

Tri-Continental Corporation (File No. 811-00266)

(the “Registrants”)

Ladies and Gentlemen:

On behalf of the Registrants, enclosed for filing, pursuant to Rule 17g-1 (the “Rule”) under the Investment Company Act of 1940, as amended (the “1940 Act”), are the following documents:

1)	A copy of the Registrants’ joint bond for the period June 30, 2025, through June 30, 2026, attached as Exhibit 1;

2)

A copy of the resolutions of a majority of each Registrant’s Board of Trustees who are not “interested persons” of such Registrant approving the amount, type, form and coverage of the joint bond and the portion of the premium paid by each of the Registrants, attached as Exhibit 2;

3)

A statement showing the amount of the single insured bond that each Registrant would have provided and maintained had it not been named as an insured under a joint insured bond, attached as Exhibit 3; and

4)	A copy of the agreement dated as of June 30, 2025, entered into pursuant Rule 17g-1(f), attached as Exhibit 4.

Premiums have been paid for the period June 30, 2025 to June 30, 2026. Please contact me at (617) 385-9536 if you have any questions.

Sincerely,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Senior Vice President, Chief Legal
Officer and Secretary